No Act

P.E. 1/6/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

Received SEC
FEB 10 2012
Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

12025263

February 10, 2012

Peter J. Sherry, Jr.
Ford Motor Company
psherry@ford.com

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2-10-12

Re: Ford Motor Company
Incoming letter dated January 6, 2012

Dear Mr. Sherry:

This is in response to your letter dated January 6, 2012 concerning the shareholder proposal submitted to Ford by Trillium Asset Management Corporation on behalf of Michael Lazarus, the Benedictine Sisters of Virginia, and Catholic Healthcare West. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Shelley Alpern
Trillium Asset Management Corporation
salpern@trilliuminvest.com

February 10, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ford Motor Company
Incoming letter dated January 6, 2012

The proposal requests that Ford prepare a report concerning political contributions that contains information specified in the proposal.

There appears to be some basis for your view that Ford may exclude the proposal under rule 14a-8(i)(12)(iii). In this regard, we note that proposals dealing with substantially the same subject matter were included in Ford's proxy materials for meetings held in 2011, 2010, 2009 and 2008 and that the 2011 proposal received 4.22 percent of the vote. Accordingly, we will not recommend enforcement action to the Commission if Ford omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(iii).

Sincerely,

Joseph McCann
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

VIA EMAIL

January 6, 2012

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted on behalf of Michael Lazarus

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2012 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 10, 2012.

Ms. Shelley Alpern, Vice President of Trillium Asset Management Corporation, submitted a shareholder proposal on behalf of Mr. Michael Lazarus (the "Proponent") for inclusion in the 2012 Proxy Materials. The Proposal was also co-sponsored by the Benedictine Sisters of Virginia and Catholic Healthcare West. The Proposal requests that the Company provide a semi-annual itemized report of the Company's direct and indirect political contributions and the policy, procedures, and participants involved in making such contributions (see Exhibit 1; the "Proposal"). The Company proposes to omit the Proposal from its 2012 Proxy Materials for the following reason:

- The Proposal is excludable under Rule 14a-8(i)(12) because shareholder proposals dealing with substantially the same subject matter were included in the Company's 2011, 2010, 2009, and 2008 annual meeting proxy materials and the most recently submitted proposal received less than 10% of the shareholder vote in 2011, the last time that it was voted on.

The Proposal Deals with Substantially the Same Subject Matter as Four Proposals that have been Included in the Company's Proxy Materials within the Preceding Five Years and it Received Less Than 10% of the Vote the Last Time the Proposal was Submitted to Shareholders.

Rule 14a-8(i)(12) permits a company to exclude a proposal if "the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" and if the proposal received "[l]ess than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years . . . " With respect to the Proposal, it is manifest that both criteria are satisfied: (i) the Proposal deals with substantially the same subject matter as proposals included in the Company's proxy materials in 2011, 2010, 2009, and 2008; and (ii) the most recently submitted proposal received only 4.22% of the votes in 2011.

The Proposal Deals with Substantially the Same Subject Matter as Four Proposals that have been Included in the Company's Proxy within the Preceding Five Years

The Proposal is nearly identical to proposals that were submitted by the Proponent and included in the Company's 2008, 2009, and 2010 annual meeting proxy materials (attached hereto as Exhibit 3, Exhibit 4, and Exhibit 5; the "Prior Proposals"). The Proposal differs from the Prior Proposals only slightly in the shareholder supporting statement section of each. In 2011, following concurrence by the Staff in a no-action letter submitted by Ford, the Company included a proposal covering substantially the same subject matter as the Proposal in its annual meeting proxy materials (see Exhibit 2; the "2011 Proposal").

The 2011 Proposal requested that the Company publish a detailed statement setting forth the amount and recipient of each of the Company's direct and indirect political contributions made in the immediately preceding fiscal year, with updates to be published annually. The Proposal of Mr. Lazarus requests that the Company provide a semi-annual itemized report setting forth the amount and recipient of each of the Company's direct and indirect political contributions and the policy, procedures, and participants involved in making such contributions.

The Proposal involves substantially the same subject matter as the 2011 Proposal. In fact, as cited below, the Staff concurred in excluding the proposal submitted by Mr. Lazarus for 2011 on the basis that it was substantially duplicative of the 2011 Proposal that was included in Ford' proxy materials.

Both the Proposal and the 2011 Proposal require the Company to report certain details of its political spending. Moreover, there is significant commonality in the specifics of the Proposal and the specifics of the 2011 Proposal. Both require the public disclosure of: (i) direct and indirect contributions to any political campaign or in support of or against any election or referendum; (ii) the amounts of the contributions; and (iii) the recipients of the contributions. Both proposals are supported by statements concerning shareholder interest in the Company's political spending transparency. The Proposal and the 2011 Proposal differ only in certain of the report details requested, the reporting frequency, and how the report is to be made public (on the Company's website rather than in newspapers).

Rule 14a-8(i)(12) permits a proposal to be excluded if it is substantially the same as prior proposals, but does not require the proposal to be identical to prior proposals. See *Release 34-20091* (August 16, 1983). Proposals will be determined to have substantially the same subject matter by "a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns." See *Release 34-20091* (August 16, 1983). The Staff has consistently declined to recommend enforcement action against companies that exclude a proposal under Rule 14a-8(i)(12) when it addresses substantially the same subject matter as prior proposals but is not identical to the prior proposals. In *Bank of America Corporation* (December 22, 2008), the Staff agreed that a proposal may be excluded under Rule 14a-8(i)(12) where the proposal and prior proposals contained the same request that the company report its political contributions and expenditures even though the proposals requested different detail, form, and frequency of the reports. See also, *Mattel, Inc.* (January 14, 2010) (proposal requesting the board report annually the working conditions at the company's and its suppliers' facilities was substantially the same subject matter as previous proposals that requested the company to report yearly on the concrete measures and money spent on the improvement of working and living conditions at the company's and its suppliers' facilities, because all of the proposals contained the same concern of reporting the working conditions at those locations). See also, *Tyson Foods, Inc.* (October 1, 2010) (proposal requesting the company to move away from purchasing pigs bred with gestation crates involved substantially the same subject matter as a previous proposal that requested the company to phase out the use of gestation crates in its supply chain).

Importantly, the Staff in *Ford Motor Company* (February 15, 2011) found the 2011 Proposal to be substantially duplicative of the Proponent's proposal submitted that year; a proposal identical to the Proposal. It is clear, therefore, that the Proposal deals with substantially the same subject matter as the 2011 Proposal.

The Last Time the Proposal was Submitted to Shareholders it Received Less Than 10% of the Vote.

The 2011 Proposal was included in the Company's annual meeting proxy materials and voted on by the Company's shareholders at the Company's annual meeting held May 12, 2011. As reported in the Company's current report on Form 8-K filed with the Commission on May 18, 2011, the 2011 Proposal (designated in the proxy materials as Proposal Five) received 172,412,529 votes "For" and 3,908,470,296 votes "Against". Staff Legal Bulletin No. 14 (July 13, 2001) Question F4 states "Only votes for and against a proposal are included in the calculation of the shareholder vote of that proposal" for purposes of counting votes under rule 14a-8(i)(12). Accordingly, the 2011 Proposal received only 4.22% of the "For" votes at the Company's most recent annual meeting held on May 12, 2011, far short of the 10% "For" vote that is necessary for the Proposal to be eligible for inclusion in the Company's 2012 proxy materials.

As shown above, the Proposal deals with substantially the same subject matter as a proposal that received less than 10% of the vote at the Company's 2011 annual meeting, the fourth consecutive year at which such as proposal was considered. Accordingly, the Company respectfully requests the concurrence of the Staff that the Proposal may be omitted from the Company's 2012 Proxy Materials pursuant to Rule 14a-8(i)(12).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2012 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2012 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent and co-sponsors are being informed of the Company's intention to omit the Proposal from its 2012 Proxy Materials by sending his representative a copy of this letter and its exhibits.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

Enclosure
Exhibits
cc: Ms. Shelley Alpern, Trillium Asset Management Corporation (via Federal Express)
Ms. Susan Vickers, Catholic Healthcare West (via Federal Express)
Sister Henry Marie Zimmerman, Benedictine Sisters of Virginia (via Federal Express)

Exhibit 1

TRILLIUM ASSET MANAGEMENT
Investing for a Better World® Since 1982

Trillium Asset Management, LLC
www.trilliuminvest.com

August 4, 2011

Peter Sherry
Associate General Counsel and Corporate Secretary
Ford Motor Company
One American Road
Dearborn, MI 48126

OFFICE OF THE SECRETARY
PETER J. SHERRY JR.
11 AUG -8 P 3:22

Via Facsimile: 313-248-8713

Dear Mr. Sherry:

Trillium Asset Management Corp. ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management. We currently manage approximately $1 billion for institutional and individual clients.

I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution with Ford Motor Company on behalf of our client Michael Lazarus. Trillium submits this shareholder proposal for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Mr. Lazarus holds more than $2,000 of Ford Motor Company common stock, acquired more than one year prior to today's date and held continuously for that time. Our client will remain invested in this position continuously through the date of the 2011 annual meeting. We will forward verification of the position separately. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We would welcome discussion with Ford Motor Company about the contents of our proposal.

Please direct any communications to me at Trillium Asset Management Corp. 711 Atlantic Ave., Boston, MA 02111; or via email at salpern@trilliuminvest.com. I can be reached by phone at (617) 292-8026 ext. 248.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,

Shelley Alpern

Shelley Alpern
Vice President
Director of ESG Research & Shareholder Advocacy
Trillium Asset Management

Cc: Alan Mulally, President and Chief Executive Officer
Enclosures

Resolved, that the shareholders of Ford Motor ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:

   a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

   b. The title(s) of the person(s) in the Company who participated in making the decisions to make the political contribution or expenditure.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the Company's website.

Stockholder Supporting Statement

As long-term shareholders of Ford Motor, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

Ford Motor contributed at least $1.9 million in corporate funds since the 2002 election cycle. (CQ: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml.)

However, relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations for political purposes. This would bring our Company in line with a growing number of leading companies, including Merck, Microsoft and Prudential that have adopted disclosure and accountability of their political spending.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform.

Exhibit 1

Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

August 17, 2011

Shelley Alpern, Vice President
Trinity Asset Management
711 Atlantic Avenue
Boston, Massachusetts 02111-2809
Telephone: 617-423-6655

Subject: Shareholder Proposal for 2012 Annual Meeting

Dear Ms. Alpern:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposal dated August 4, 2011. The cover letter requests that the proposal relating to the Company reporting on its policies and procedures for political contributions and expenditures (the "Proposal") be included in the Company's proxy materials for the 2012 Annual Meeting of Shareholders. You also state that you represent Mr. Michael Lazarus, the proponent of the Proposal.

Eligibility requirements regarding stockholder proposals are set forth in Rule 14a-8 of the rules of the United States Securities and Exchange Commission (the "SEC"). (A copy of Rule 14a-8 is enclosed.) Under Rule 14a-8(b)(1), in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted at the annual meeting for at least one year by the date that the shareholder submitted the proposal. In the event the shareholder is not a registered holder, Rule 14a-8(b)(2) provides that proof of eligibility should be submitted at the time the proposal is submitted. Neither the Company nor its transfer agent was able to confirm that Mr. Lazarus satisfies the eligibility requirements based on the information that was furnished to the Company.

We request that, pursuant to Rule 14a-8, you furnish to the Company proper documentation demonstrating (i) that Mr. Lazarus is the beneficial owner of at least $2,000 in market value, or 1%, of Ford common stock, and (ii) that Mr. Lazarus has been the beneficial owner of such securities for one or more years. We request that such documentation be furnished to the Company within 14 calendar days of your receipt of this letter. Under Rule 14a-8(b)(2) a shareholder may satisfy this requirement by either (i) submitting to the Company a written statement from the "record" holder of the shareholder's securities (usually a broker or bank) verifying that, at the time of submission, the shareholder continuously held the securities at least one year, or (ii) if the shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting the shareholder's ownership of the shares as of or before the date on which the one-year period begins. If the shareholder has filed one of these documents, he may demonstrate his eligibility by submitting to the Company a copy of the schedule or form, and any subsequent amendments, and a written statement that the shareholder continuously held the required number of shares for the one-year period as of the date of the statement.

If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to the Proposal, please contact me at (313) 337-3913. Thank you for your interest in the Company.

Very truly yours,

Jerome F. Zaremba
Counsel

Enclosure

cc: Peter J. Sherry, Jr.

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.*

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your

---

*Effective April 4, 2011, Rule 14a-8 was amended by adding *Note to Paragraph (i)(10)* as part of rule amendments implementing the provisions of the Dodd-Frank Act relating to shareholder approval of executive compensation and golden parachute compensation arrangements. See SEC Release Nos. 33-9178; 34-63768; January 25, 2011. *Compliance Date:* April 4, 2011. For other compliance dates related to this release, see SEC Release No. 33-9178.

On October 14, 2010, the SEC issued a final rule; notice of stay of effective and compliance dates (Release Nos. 33-9151; 34-63109; IC-29462; October 14, 2010). By Order dated October 4, 2010 (Release Nos. 33-9149, 34-63031, IC-29456), the SEC stayed from November 15, 2010 until the resolution of the petition for review in *Business Roundtable, et al. v. SEC*, No. 10-1305 (D.C Cir., filed Sept. 29, 2010), the effective and compliance dates of amendments to the federal proxy and related rules that the SEC adopted to facilitate the effective exercise of shareholders' traditional state law rights to nominate and elect directors to company boards of directors. The stayed rule was to amend Rule 14a-8 by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9136, 34-62764, IC-29384; August 25, 2010.

shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

Exhibit 1

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to Paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

> *Note to Paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

Exhibit 1

*(8) ***Relates to Election:*** If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

*(8) ***Director Elections***: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to Paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

***Note to Paragraph (i)(10):* A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

*On October 14, 2010, the SEC issued a final rule; notice of stay of effective and compliance dates (Release Nos. 33-9151; 34-63109; IC-29462; October 14, 2010). By Order dated October 4, 2010 (Release Nos. 33-9149, 34-63031; IC-29456), the SEC stayed from November 15, 2010 until the resolution of the petition for review in *Business Roundtable, et al. v. SEC*, No. 10-1305 (D.C. Cir., filed Sept. 29, 2010), the effective and compliance dates of amendments to the federal proxy and related rules that the SEC adopted to facilitate the effective exercise of shareholders' traditional state law rights to nominate and elect directors to company boards of directors. The stayed rule was to amend Rule 14a-8 by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. The amended version of paragraph (i)(8), currently stayed, follows the unamended version. See SEC Release Nos. 33-9136, 34-62764; IC-29384; August 25, 2010.

**Effective April 4, 2011, Rule 14a-8 was amended by adding *Note to Paragraph (i)(10)* as part of rule amendments implementing the provisions of the Dodd-Frank Act relating to shareholder approval of executive compensation and golden parachute compensation arrangements. See SEC Release Nos. 33-9178; 34-63768; January 25, 2011. *Compliance Date*: April 4, 2011. For other compliance dates related to this release, see SEC Release No. 33-9178.

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

Exhibit 1

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.*

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement

*On October 14, 2010, the SEC issued a final rule; notice of stay of effective and compliance dates (Release Nos. 33-9151; 34-63109; IC-29462; October 14, 2010). By Order dated October 4, 2010 (Release Nos. 33-9149, 34-63031; IC-29456), the SEC stayed from November 15, 2010 until the resolution of the petition for review in *Business Roundtable, et al. v. SEC*, No. 10-1305 (D.C. Cir., filed Sept. 29, 2010), the effective and compliance dates of amendments to the federal proxy and related rules that the SEC adopted to facilitate the effective exercise of shareholders' traditional state law rights to nominate and elect directors to company boards of directors. The stayed rule was to amend Rule 14a-9 by adding paragraph (c) and redesignating Notes (a), (b), (c), and (d) as a., b., c., and d., respectively, as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9136; 34-62764; IC-29384; August 25, 2010.

contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

*(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a)[a.] Predictions as to specific future market values.

(b)[b.] Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c)[c.] Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d)[d.] Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

*On October 14, 2010, the SEC issued a final rule, notice of stay of effective and compliance dates (Release Nos. 33-9151; 34-63109; IC-29462, October 14, 2010). By Order dated October 4, 2010 (Release Nos. 33-9149, 34-63031; IC-29456), the SEC stayed from November 15, 2010 until the resolution of the petition for review in *Business Roundtable, et al. v. SEC*, No. 10-1305 (D.C. Cir., filed Sept. 29, 2010), the effective and compliance dates of amendments to the federal proxy and related rules that the SEC adopted to facilitate the effective exercise of shareholders' traditional state law rights to nominate and elect directors to company boards of directors. The stayed rule was to amend Rule 14a-9 by adding paragraph (c) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9136; 34-62764, IC-29384; August 25, 2010.

**On October 14, 2010, the SEC issued a final rule; notice of stay of effective and complianc dates (Release Nos. 33-9151; 34-63109; IC-29462; October 14, 2010). By Order dated October 2010 (Release Nos. 33-9149, 34-63031; IC-29456), the SEC stayed from November 15, 2010 unt the resolution of the petition for review in *Business Roundtable, et al. v. SEC*, No. 10-1305 (D.C Cir., filed Sept. 29, 2010), the effective and compliance dates of amendments to the federal prox and related rules that the SEC adopted to facilitate the effective exercise of shareholders' trad tional state law rights to nominate and elect directors to company boards of directors. The staye rule was to amend Rule 14a-9 by redesignating Notes (a), (b), (c), and (d) as a., b., c., and d respectively as part of the amendments facilitating shareholder director nominations. See SE Release Nos. 33-9136; 34-62764; IC-29384, August 25, 2010.

Exhibit 1

Exhibit 1

TRILLIUM ASSET MANAGEMENT
Investing for a Better World

Trillium Asset Management, LLC
www.trilliuminvest.com

August 26, 2011

Via FedEx

Peter Sherry
Associate General Counsel and Corporate Secretary
Ford Motor Company
One American Road
Dearborn, MI 48126

OFFICE OF THE SECRETARY PETER J. SHERRY JR.
11 AUG 30 P 1:41

Re: Request for verification

Dear Mr. Sherry:

Per your request and in accordance with the SEC Rules, please find the attached authorization letter from Michael Lazarus as well as the custodial letter from Charles Schwab Advisor Services.

Please contact me if you have any questions at (617) 292-8026 ext. 248; Trillium Asset Management Corp. 711 Atlantic Ave., Boston, MA 02111; or via email at salpern@trilliuminvest.com.

Sincerely,

Shelley Alpern

Shelley Alpern
Vice President
Director of ESG Research & Shareholder Advocacy
Trillium Asset Management Corporation

Exhibit 1

charles SCHWAB
ADVISOR SERVICES

1958 Summit Park Dr, Orlando, FL 32810

August 24, 2011

Re: Michael Richard Lazarus & Cynthia Jean Price/Joint ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 600 shares of common stock Ford Motor Co. These 600 shares have been held in this account continuously for one year prior to August 4, 2011.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Darell Pass

Darell Pass
Director

Shelley Alpern
Director of ESG Research & Shareholder Advocacy
Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111

Fax: 617 482 6179

Dear Ms. Alpern:

I hereby authorize Trillium Asset Management Corporation to file a shareholder resolution on my behalf at Ford Motor Company.

I am the beneficial owner of more than $2,000 worth of common stock in Ford Motor Company that I have held continuously for more than one year. I intend to hold the aforementioned shares of stock through the date of the company's annual meeting in 2012.

I specifically give Trillium Asset Management Corporation full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

[signature]

August 1, 2011

Michael Lazarus — Date

c/o Trillium Asset Management LLC
711 Atlantic Avenue, Boston, MA 02111

Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

September 1, 2011

Shelley Alpern, Vice President
Trillium Asset Management
711 Atlantic Avenue
Boston, Massachusetts 02111-2809
Telephone: 617-423-6655

Subject: Shareholder Proposal for 2012 Annual Meeting

Dear Ms. Alpern:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges receipt of evidence of eligible share ownership of Ford common stock contained in your correspondence dated August 26, 2011 relating to Mr. Michael Lazarus's shareholder proposal (the "Proposal"). Thank you for your prompt attention to this matter. Please note that Ford reserves the right to file a No-Action Letter with the SEC should substantive grounds exist for exclusion of the Proposal. We will notify you in accordance with SEC rules if we file such a request.

Thank you for your continued interest in the Company.

Very truly yours,

Jerome F. Zaremba
Counsel

cc: Peter J. Sherry, Jr.

Exhibit 1

Benedictine Sisters of Virginia

Saint Benedict Monastery • 9535 Linton Hall Road • Bristow, Virginia 20136-1217 • (703) 361-0106

November 29, 2011

OFFICE OF THE SECRETARY PETER J. SHERRY JR

11 DEC -2 P1:58

Peter Sherry
Associate General Counsel and Corporate Secretary
Ford Motor Company
One American Road
Dearborn, MI 48126

Dear Mr. Sherry:

I am writing you on behalf of *the Benedictine Sisters of Virginia* to co-file the stockholder resolution on Political Contributions – Trade Associations. In brief, the proposal states: that the shareholders of Ford Motor ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's: policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds; monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Trillium Asset Management Corporation. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2012 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 2000 shares of Ford stock and intend to hold $2,000 worth through the date of the 2012 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Shelley Alpern of Trillium Asset Management Corporation who can be reached at 617-423-6655 x225 or at salpern@trilliuminvest.com . If agreement is reached, Shelley Alpern as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Sister Henry Marie Zimmermann, OSB

Sister Henry Marie Zimmermann, OSB
Assistant Treasurer

Political Contributions - Trade Associations
2012 – Ford Motor Company

RESOLVED, that the shareholders of Ford Motor ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1.Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2.Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:

a.An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

b.The title(s) of the person(s) in the Company who participated in making the decisions to make the political contribution or expenditure.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the Company's website.

Stockholder Supporting Statement: As long-term shareholders of Ford Motor, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's Citizens United decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

Ford Motor contributed at least $1.9 million in corporate funds since the 2002 election cycle. (CQ: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml.)

However, relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations for political purposes. This would bring our Company in line with a growing number of leading companies, including Merck, Microsoft and Prudential that have adopted disclosure and accountability of their political spending.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform.

Exhibit 1

Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

December 15, 2011

Sister Henry Marie Zimmerman, OSB
Assistant Treasurer
Saint Benedict Monastery
9535 Linton Hall Road
Bristow, Virginia 20136-1217
Telephone: 703-361-0106

Subject: Shareholder Proposal for 2012 Annual Meeting

Dear Sister Zimmerman:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposal contained in your correspondence dated November 29, 2011, which we received on December 2. The cover letter requests that the proposal relating to the Company reporting on its policies and procedures for political contributions and expenditures (the "Proposal") be included in the Company's proxy materials for the 2012 Annual Meeting of Shareholders. You also state that the Benedictine Sisters of Virginia co-sponsors the Proposal with Trillium Asset Management Corporation.

Eligibility requirements regarding stockholder proposals are set forth in Rule 14a-8 of the rules of the United States Securities and Exchange Commission (the "SEC"). (A copy of Rule 14a-8 is enclosed.) Under Rule 14a-8(b)(1), in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted at the annual meeting for at least one year by the date that the shareholder submitted the proposal. In the event the shareholder is not a registered holder, Rule 14a-8(b)(2) provides that proof of eligibility should be submitted at the time the proposal is submitted. Neither the Company nor its transfer agent was able to confirm that the Benedictine Sisters of Virginia satisfies the eligibility requirements based on the information that was furnished to the Company. Additionally, we have not received from you such verification as of the date of this letter.

We request that, pursuant to Rule 14a-8, you furnish to the Company proper documentation demonstrating (i) that the Benedictine Sisters of Virginia is the beneficial owner of at least $2,000 in market value, or 1%, of Ford common stock, and (ii) that the Benedictine Sisters of Virginia has been the beneficial owner of such securities for one or more years. We request that such documentation be furnished to the Company within 14 calendar days of your receipt of this letter. Under Rule 14a-8(b)(2) a shareholder may satisfy this requirement by either (i) submitting to the Company a written statement from the "record" holder of the shareholder's securities (usually a broker or bank) verifying that, at the time of submission, the shareholder continuously held the securities at least one year, or (ii) if the shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting the shareholder's ownership of the shares as of or before the date on which the one-year period begins. If the shareholder has filed one of these documents, it may demonstrate his eligibility by submitting to the Company a copy of the schedule or form, and any subsequent amendments, and a written statement that the shareholder continuously held the required number of shares for the one-year period as of the date of the statement.

If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to the Proposal, please contact me at (313) 337-3913. Thank you for your interest in the Company.

Very truly yours,

Jerome F. Zaremba
Counsel

Enclosure

cc: Peter J. Sherry, Jr.

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.*

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your

---

*Effective April 4, 2011, Rule 14a-8 was amended by adding *Note to Paragraph (i)(10)* as part of rule amendments implementing the provisions of the Dodd-Frank Act relating to shareholder approval of executive compensation and golden parachute compensation arrangements. See SEC Release Nos. 33-9178; 34-63768; January 25, 2011. *Compliance Date:* April 4, 2011. For other compliance dates related to this release, see SEC Release No. 33-9178.

On October 14, 2010, the SEC issued a final rule, notice of stay of effective and compliance dates (Release Nos. 33-9151, 34-63109, IC-29462; October 14, 2010). By Order dated October 4, 2010 (Release Nos. 33-9149, 34-63031, IC-29456), the SEC stayed from November 15, 2010 until the resolution of the petition for review in *Business Roundtable, et al. v. SEC*, No. 10-1305 (D.C. Cir. filed Sept. 29, 2010), the effective and compliance dates of amendments to the federal proxy and related rules that the SEC adopted to facilitate the effective exercise of shareholders' traditional state law rights to nominate and elect directors to company boards of directors. The stayed rule was to amend Rule 14a-8 by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9136, 34-62764, IC-29384; August 25, 2010.

shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

Exhibit 1

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to Paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to Paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

Exhibit 1

*(8) ***Relates to Election:*** If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

*(8) ***Director Elections***: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to Paragraph (i)(9). A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

***Note to Paragraph (i)(10)*: A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

---

*On October 14, 2010, the SEC issued a final rule, notice of stay of effective and compliance dates (Release Nos. 33-9151, 34-63109; IC-29462; October 14, 2010). By Order dated October 4, 2010 (Release Nos. 33-9149, 34-63031; IC-29456), the SEC stayed from November 15, 2010 until the resolution of the petition for review in *Business Roundtable, et al. v. SEC*, No. 10-1305 (D.C. Cir., filed Sept. 29, 2010), the effective and compliance dates of amendments to the federal proxy and related rules that the SEC adopted to facilitate the effective exercise of shareholders' traditional state law rights to nominate and elect directors to company boards of directors. The stayed rule was to amend Rule 14a-8 by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. The amended version of paragraph (i)(8), currently stayed, follows the unamended version. See SEC Release Nos. 33-9136, 34-62764; IC-29384, August 25, 2010.

**Effective April 4, 2011, Rule 14a-8 was amended by adding *Note to Paragraph (i)(10)* as part of rule amendments implementing the provisions of the Dodd-Frank Act relating to shareholder approval of executive compensation and golden parachute compensation arrangements. See SEC Release Nos. 33-9178; 34-63768; January 25, 2011. *Compliance Date:* April 4, 2011. For other compliance dates related to this release, see SEC Release No. 33-9178.

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

Exhibit 1

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.*

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement

*On October 14, 2010, the SEC issued a final rule; notice of stay of effective and compliance dates (Release Nos. 33-9151; 34-63109; IC-29462; October 14, 2010). By Order dated October 4, 2010 (Release Nos. 33-9149, 34-63031; IC-29456), the SEC stayed from November 15, 2010 until the resolution of the petition for review in *Business Roundtable, et al. v. SEC*, No. 10-1305 (D.C. Cir., filed Sept. 29, 2010), the effective and compliance dates of amendments to the federal proxy and related rules that the SEC adopted to facilitate the effective exercise of shareholders' traditional state law rights to nominate and elect directors to company boards of directors. The stayed rule was to amend Rule 14a-9 by adding paragraph (c) and redesignating Notes (a), (b), (c), and (d) as a., b., c., and d., respectively, as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9136; 34-62764; IC-29384; August 25, 2010.

contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

*(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule.

(a)[a.] Predictions as to specific future market values.

(b)[b.] Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c)[c.] Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d)[d.] Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

*On October 14, 2010, the SEC issued a final rule; notice of stay of effective and compliance dates (Release Nos. 33-9151; 34-63109; IC-29462; October 14, 2010). By Order dated October 4, 2010 (Release Nos. 33-9149, 34-63031; IC-29456), the SEC stayed from November 15, 2010 until the resolution of the petition for review in *Business Roundtable, et al. v. SEC*, No. 10-1305 (D.C. Cir., filed Sept. 29, 2010), the effective and compliance dates of amendments to the federal proxy and related rules that the SEC adopted to facilitate the effective exercise of shareholders' traditional state law rights to nominate and elect directors to company boards of directors. The stayed rule was to amend Rule 14a-9 by adding paragraph (c) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9136, 34-62764; IC-29384; August 25, 2010.

**On October 14, 2010, the SEC issued a final rule; notice of stay of effective and compliance dates (Release Nos. 33-9151; 34-63109; IC-29462; October 14, 2010). By Order dated October 4, 2010 (Release Nos. 33-9149, 34-63031; IC-29456), the SEC stayed from November 15, 2010 until the resolution of the petition for review in *Business Roundtable, et al. v. SEC*, No. 10-1305 (D.C. Cir., filed Sept. 29, 2010), the effective and compliance dates of amendments to the federal proxy and related rules that the SEC adopted to facilitate the effective exercise of shareholders' traditional state law rights to nominate and elect directors to company boards of directors. The stayed rule was to amend Rule 14a-9 by redesignating Notes (a), (b), (c), and (d) as a., b., c., and d. respectively as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9136; 34-62764; IC-29384; August 25, 2010.

Exhibit 1

Exhibit 1

Scott & Stringfellow
A BB&T Corporation Affiliate

November 29, 2011

OFFICE OF THE SECRETARY
PETER J. SHERRY JR.
11 DEC 19 A11:12

Mr. Peter Sherry
Associate General Counsel
and Corporate Secretary
Ford Motor Company
One American Road
Dearborn, MI 48126

Dear Mr. Sherry:

This letter will confirm that the Benedictine Sisters of Virginia currently owns 1,748 shares of Ford Motor Company currently valued at over $18,000. They have owned this stock for more than one year and will continue to hold the stock through the annual meeting date. The DTC Custodian is Clearview Correspondent Services, #0702.

Thank you and please feel free to contact me at 800-552-7757, Ext. 3295 if you have any questions.

Sincerely,

John J. Muldowney
Managing Director

JJM/jc

Exhibit 1

Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

January 3, 2012

Sister Henry Marie Zimmerman, OSB
Assistant Treasurer
Saint Benedict Monastery
9535 Linton Hall Road
Bristow, Virginia 20136-1217
Telephone: 703-361-0106

Subject: Shareholder Proposal for 2012 Annual Meeting

Dear Sister Zimmerman:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges receipt of evidence of eligible share ownership of Ford common stock by the Benedictine Sisters of Virginia contained in correspondence from Scott & Stringfellow dated November 29, 2011, but which we did not receive until December 19, 2011. Thank you for your prompt attention to this matter. Please note that Ford reserves the right to file a No-Action Letter with the SEC should substantive grounds exist for exclusion of the Proposal. We will notify you in accordance with SEC rules if we file such a request.

Thank you for your continued interest in the Company.

Very truly yours,

Jerome F. Zaremba
Counsel

cc: Peter J. Sherry, Jr.

Exhibit 1

Catholic Healthcare West

November 30, 2011

Alan R. Mulally
CEO
Ford Motor Company
One American Road
Dearborn, MI 48126

Dear Mr. Mulally:

Catholic Healthcare West is a shareholder of Ford Motor Company. We integrate environmental, social and governance criteria into our investment decision-making, and regularly engage with companies we hold to encourage the implementation of best practices in these areas.

Catholic Healthcare West, in collaboration with Trillium Asset Management Corporation, hereby submits the enclosed proposal Political Contributions – Trade Associations for inclusion in the proxy statement for consideration and action by the 2012 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Catholic Healthcare West has held over $2000.00 worth of Ford Motor Company stock for more than one year and will continue to hold shares in the company through the stockholder meeting. Proof of ownership will be provided upon request. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC).

Sincerely yours,

Susan Vickers, RSM

Susan Vickers, RSM
Vice President Community Health

Enclosure

cc: Shelley Alpern, Trillium Asset Management Corporation
Julie Wokaty, Interfaith Center on Corporate Responsibility

185 Berry Street, Suite 300
San Francisco, CA 94107
415.438.5500 telephone
415.438.5724 fax

chwHEALTH.org

Political Contributions - Trade Associations
2012 – Ford Motor Company

RESOLVED, that the shareholders of Ford Motor ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1.Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2.Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:

a.An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

b.The title(s) of the person(s) in the Company who participated in making the decisions to make the political contribution or expenditure.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the Company's website.

Stockholder Supporting Statement: As long-term shareholders of Ford Motor, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's Citizens United decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

Ford Motor contributed at least $1.9 million in corporate funds since the 2002 election cycle. (CQ: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml.)

However, relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations for political purposes. This would bring our Company in line with a growing number of leading companies, including Merck, Microsoft and Prudential that have adopted disclosure and accountability of their political spending.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform.

Exhibit 1

Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

December 5, 2011

Susan Vickers, RSM
Vice President Community Health
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107
Telephone: 415-438-5500

Subject: Shareholder Proposal for 2012 Annual Meeting

Dear Sr. Susan:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposal contained in your correspondence dated November 30, 2011. The cover letter requests that the proposal relating to the Company reporting on its policies and procedures for political contributions and expenditures (the "Proposal") be included in the Company's proxy materials for the 2012 Annual Meeting of Shareholders. You also state that Catholic Healthcare West co-sponsors the Proposal with Trillium Asset Management Corporation.

Eligibility requirements regarding stockholder proposals are set forth in Rule 14a-8 of the rules of the United States Securities and Exchange Commission (the "SEC"). (A copy of Rule 14a-8 is enclosed.) Under Rule 14a-8(b)(1), in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted at the annual meeting for at least one year by the date that the shareholder submitted the proposal. In the event the shareholder is not a registered holder, Rule 14a-8(b)(2) provides that proof of eligibility should be submitted at the time the proposal is submitted. Neither the Company nor its transfer agent was able to confirm that Catholic Healthcare West satisfies the eligibility requirements based on the information that was furnished to the Company.

We request that, pursuant to Rule 14a-8, you furnish to the Company proper documentation demonstrating (i) that Catholic Healthcare West is the beneficial owner of at least $2,000 in market value, or 1%, of Ford common stock, and (ii) that Catholic Healthcare West has been the beneficial owner of such securities for one or more years. We request that such documentation be furnished to the Company within 14 calendar days of your receipt of this letter. Under Rule 14a-8(b)(2) a shareholder may satisfy this requirement by either (i) submitting to the Company a written statement from the "record" holder of the shareholder's securities (usually a broker or bank) verifying that, at the time of submission, the shareholder continuously held the securities at least one year, or (ii) if the shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting the shareholder's ownership of the shares as of or before the date on which the one-year period begins. If the shareholder has filed one of these documents, he may demonstrate his eligibility by submitting to the Company a copy of the schedule or form, and any subsequent amendments, and a written statement that the shareholder continuously held the required number of shares for the one-year period as of the date of the statement.

If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to the Proposal, please contact me at (313) 337-3913. Thank you for your interest in the Company.

Very truly yours,

Jerome F. Zaremba
Counsel

Enclosure

cc: Peter J. Sherry, Jr.

Exhibit 1

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.*

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your

*Effective April 4, 2011, Rule 14a-8 was amended by adding *Note to Paragraph (i)(10)* as part of rule amendments implementing the provisions of the Dodd-Frank Act relating to shareholder approval of executive compensation and golden parachute compensation arrangements. *See* SEC Release Nos. 33-9178, 34-63768, January 25, 2011. *Compliance Date:* April 4, 2011. For other compliance dates related to this release, see SEC Release No. 33-9178.

On October 14, 2010, the SEC issued a final rule, notice of stay of effective and compliance dates (Release Nos. 33-9151; 34-63109, IC-29462, October 14, 2010). By Order dated October 4, 2010 (Release Nos. 33-9149, 34-63031; IC-29456), the SEC stayed from November 15, 2010 until the resolution of the petition for review in *Business Roundtable, et al. v. SEC*, No. 10-1305 (D.C. Cir., filed Sept. 29, 2010), the effective and compliance dates of amendments to the federal proxy and related rules that the SEC adopted to facilitate the effective exercise of shareholders' traditional state law rights to nominate and elect directors to company boards of directors. The stayed rule was to amend Rule 14a-8 by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9136, 34-62764, IC-29384, August 25, 2010.

shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

Exhibit 1

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to Paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to Paragraph (i)(2). We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large.

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal.

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations,

Exhibit 1

*(8) ***Relates to Election:*** If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

*(8) ***Director Elections.*** If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to Paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal.

Note to Paragraph (i)(10). A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

*On October 14, 2010, the SEC issued a final rule, notice of stay of effective and compliance dates (Release Nos. 33-9151; 34-63109; IC-29462, October 14, 2010). By Order dated October 4, 2010 (Release Nos. 33-9149, 34-63031; IC-29456), the SEC stayed from November 15, 2010 until the resolution of the petition for review in *Business Roundtable, et al. v. SEC*, No. 10-1305 (D.C. Cir., filed Sept. 29, 2010), the effective and compliance dates of amendments to the federal proxy and related rules that the SEC adopted to facilitate the effective exercise of shareholders' traditional state law rights to nominate and elect directors to company boards of directors. The stayed rule was to amend Rule 14a-8 by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. The amended version of paragraph (i)(8), currently stayed, follows the unamended version. See SEC Release Nos. 33-9136, 34-62764, IC-29384; August 25, 2010.

**Effective April 4, 2011, Rule 14a-8 was amended by adding *Note to Paragraph (i)(10)* as part of rule amendments implementing the provisions of the Dodd-Frank Act relating to shareholder approval of executive compensation and golden parachute compensation arrangements. See SEC Release Nos. 33-9178; 34-63768, January 25, 2011. *Compliance Date:* April 4, 2011. For other compliance dates related to this release, see SEC Release No. 33-9178.

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

Exhibit 1

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.*

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement

*On October 14, 2010, the SEC issued a final rule; notice of stay of effective and compliance dates (Release Nos. 33-9151; 34-63109; IC-29462, October 14, 2010). By Order dated October 4, 2010 (Release Nos. 33-9149, 34-63031, IC-29456), the SEC stayed from November 15, 2010 until the resolution of the petition for review in *Business Roundtable, et al. v. SEC*, No. 10-1305 (D.C. Cir., filed Sept. 29, 2010), the effective and compliance dates of amendments to the federal proxy and related rules that the SEC adopted to facilitate the effective exercise of shareholders' traditional state law rights to nominate and elect directors to company boards of directors. The stayed rule was to amend Rule 14a-9 by adding paragraph (c) and redesignating Notes (a), (b), (c), and (d) as a., b., c., and d., respectively, as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9136, 34-62764, IC-29384, August 25, 2010.

contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

*(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a)[a.] Predictions as to specific future market values.

(b)[b.] Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c)[c.] Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d)[d.] Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

*On October 14, 2010, the SEC issued a final rule; notice of stay of effective and compliance dates (Release Nos. 33-9151; 34-63109; IC-29462, October 14, 2010). By Order dated October 4, 2010 (Release Nos. 33-9149, 34-63031, IC-29456), the SEC stayed from November 15, 2010 until the resolution of the petition for review in *Business Roundtable, et al. v. SEC*, No. 10-1305 (D.C. Cir., filed Sept. 29, 2010), the effective and compliance dates of amendments to the federal proxy and related rules that the SEC adopted to facilitate the effective exercise of shareholders' traditional state law rights to nominate and elect directors to company boards of directors. The stayed rule was to amend Rule 14a-9 by adding paragraph (c) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9136, 34-62764, IC-29384, August 25, 2010.

**On October 14, 2010, the SEC issued a final rule; notice of stay of effective and compliance dates (Release Nos. 33-9151; 34-63109; IC-29462, October 14, 2010). By Order dated October 4, 2010 (Release Nos. 33-9149, 34-63031; IC-29456), the SEC stayed from November 15, 2010 until the resolution of the petition for review in *Business Roundtable, et al. v. SEC*, No. 10-1305 (D.C. Cir., filed Sept. 29, 2010), the effective and compliance dates of amendments to the federal proxy and related rules that the SEC adopted to facilitate the effective exercise of shareholders' traditional state law rights to nominate and elect directors to company boards of directors. The stayed rule was to amend Rule 14a-9 by redesignating Notes (a), (b), (c), and (d) as a., b., c., and d., respectively as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9136, 34-62764, IC-29384, August 25, 2010.

Catholic Healthcare West

December 14, 2011

Jerome Zaremba
Office of the General Counsel
Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

Dear Mr. Zaremba:

Please find enclosed as requested the proof of stock ownership from Catholic Healthcare West. Catholic Healthcare West will continue to hold the requisite number of shares of **Ford Motor Company.** common stock through the date of the 2012 Annual Shareholder Meeting of Shareholders.

Sincerely,

Susan Vickers, RSM

Susan Vickers, RSM

VP, Community Health
Catholic Healthcare West

185 Berry Street, Suite 300
San Francisco, CA 94107
415.438.5500 *telephone*
415.438.5724 *fax*

chwHEALTH.org

Exhibit 1

STATE STREET
GLOBAL SERVICES

State Street Global Services

Erin Rodriguez
Vice President
444 S. Flower Street
Suite 4500
Los Angeles, CA 90071

Telephone 213-362-7371
Facsimile 213-362-7330

erodriguez@statestreet.com

December 8, 2011

Sr. Susan Vickers
VP Community Health
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107
Fax #415-591-2404

Re: Stock Verification Letter

Dear Susan:

Please accept this letter as confirmation that Catholic Healthcare West has owned at least 200 shares or $2,000.00 of the following securities from December 2, 2010 – December 2, 2011. The December 2, 2011 share positions are listed below:

Security	CUSIP	Shares
Ford Motor Company	345370860	67,500

Please let me know if you have any questions.

Regards,



Exhibit 1

Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

December 15, 2011

Susan Vickers, RSM
Vice President Community Health
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107
Telephone: 415-438-5500

Subject: Shareholder Proposal for 2012 Annual Meeting

Dear Sr. Susan:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges receipt of evidence of eligible share ownership of Ford common stock contained in your correspondence dated December 14, 2011 relating to Catholic Healthcare West's co-sponsorship of the disclosure of political contributions shareholder proposal (the "Proposal"). Thank you for your prompt attention to this matter. Please note that Ford reserves the right to file a No-Action Letter with the SEC should substantive grounds exist for exclusion of the Proposal. We will notify you in accordance with SEC rules if we file such a request.

Thank you for your continued interest in the Company. Have a Blessed Christmas and a Happy and Healthy New Year.

Very truly yours,

Jerome F. Zaremba
Counsel

cc: Peter J. Sherry, Jr.

PROPOSAL 5

Mrs. Evelyn Y. Davis, Suite 215, Watergate Office Building, 2600 Virginia Ave., N.W., Washington, D.C. 20037, who owns 2,000 shares of common stock, has informed the Company that she plans to present the following proposal at the meeting:

RESOLVED: "That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders." "And if no such disbursements were made, to have that fact publicized in the same manner."

REASONS: "This proposal, if adopted, would require the management to advise the shareholders how many corporate dollars are being spent for political purposes and to specify what political causes the management seeks to promote with those funds. It is therefore no more than a requirement that the shareholders be given a more detailed accounting of these special purpose expenditures that they now receive. These political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how they are being spent."

"If you AGREE, please mark your proxy FOR this resolution."

The Board of Directors Recommends a vote "against" Proposal 5.

Corporations are prohibited under federal and many state laws from making direct or indirect contributions to candidates or political parties. The Company has a policy not to make contributions to political candidates or organizations, nor to employ its resources for the purpose of helping to elect candidates to public office, even where permitted by law.

The Company has a political action committee, the Ford Civic Action Fund (the "Fund"). All of the contributions made by the Fund are derived from voluntary employee contributions; the Company makes no contributions. The Company does, however, pay the solicitation and administrative expenses of the Fund, which are minimal, as permitted by law. Information with respect to contributions made by the Fund in connection with federal and state elections is publicly available at the Federal Election Commission and applicable state boards of election, respectively.

Where permitted by law, the Company makes contributions with respect to state and local ballot questions and referenda that have a direct impact on the Company's business (such as those dealing with local property taxes). Information with respect to contributions made in connection with ballot questions and referenda is publicly available through local boards of election.

The Company's overall expenditures that would fall within the scope of the proposal are small. The proposal would require the Company to incur added expense to prepare and publish in various newspapers a detailed report of information that already is publicly available. The Board of Directors believes such expenditures are unnecessary and would serve no useful purpose for Ford or you.

The Board of Directors Recommends a vote "against" Proposal 5.

PROPOSAL 8

Trillium Asset Management of 711 Atlantic Avenue, Boston, Massachusetts 02111, on behalf of Michael Lazarus, owner of 600 shares; the St. Scholastica Monastery Benedictine Sisters, 1301 South Albert Pike, Fort Smith, Arkansas 72913; the Mount St. Scholastica Benedictine Sisters, 801 S 8th Street, Atchison, Kansas 66002; and the Benedictine Sisters of Virginia, Saint Benedict Monastery, 9535 Linton Hall Road, Bristow, Virginia 20136, each an owner of more than $2,000 of common stock have informed the Company that the following proposal will be presented at the meeting:

RESOLVED, that the shareholders of Ford Motor Corporation ("the Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:
   a. An accounting of the Company's funds that are used for political contributions or expenditures as described above;
   b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and
   c. The internal guidelines or policies, if any, governing the Company's political contributions and expenditures.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.

Supporting Statement

As long-term shareholders of Ford Motor, we support policies that apply transparency and accountability in corporate spending on political activities. Such disclosure is consistent with public policy and in the best interest of the Company's shareholders.

Company executives exercise wide discretion over the use of corporate resources for political activities. These decisions involve political contributions, called "soft money," and payments to trade associations and related groups that are used for political activities. Most of these expenditures are not disclosed. The Company has contributed at least $300,000 since the 2000 election cycle. (Center for Political Accountability, http://www.politicalaccountability.net/files/TAFord12-13-06.pdf).

However, its payments to trade associations used for political purposes are undisclosed and unknown. These activities include direct and indirect political contributions to candidates, political parties or political organizations; independent expenditures; or electioneering communications on behalf of a federal, state or local candidate. The result: shareholders, and in many cases, management do not know how trade associations use their company's money politically. The proposal asks the Company to disclose its political contributions and payments to trade associations and other tax-exempt organizations.

Absent a system of accountability, company assets can be used for political objectives that are not shared by and may be inimical to the interests of the Company and its shareholders. Relying on publicly available data does not provide a complete picture of political expenditures. The Company's board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform.

The Board of Directors recommends a Vote "against" Proposal 8.

Corporations are prohibited under federal and many states' laws from making direct or indirect contributions to candidates or political parties. The Company has a policy not to make contributions to political candidates or organizations, nor to employ its resources for the purpose of helping to elect candidates to public office, even where permitted by law.

The Company has a political action committee, the Ford Civic Action Fund (the "Fund"). All of the contributions made by the Fund are derived from voluntary employee contributions; the Company makes no contributions. The Company does, however, pay the solicitation and administrative expenses of the Fund, which are minimal, as permitted by law. Information with respect to contributions made by the Fund in connection with federal and state elections is publicly available at the Federal Election Commission and applicable state boards of election, respectively.

Where permitted by law, the Company occasionally makes contributions with respect to state and local ballot questions and referenda that have a direct impact on the Company's business (such as those dealing with local property taxes). Information with respect to contributions made in connection with ballot questions and referenda is publicly available through local boards of election.

We do not believe that the additional information requested by the proposal will add significant value for shareholders. To the extent the Proposal would cover payments to tax exempt organizations that in turn may engage in political activity, it should be noted that Ford belongs to many trade associations. These memberships provide significant benefits to the Company and shareholders. Management is aware of any political activities of these organizations and ensures that any such activities further our corporate interests and thus your interests as shareholders. To produce the detailed report requested by the proposal would require significant time and expense. The Board believes that these resources could be better utilized in moving our business forward and, consequently, does not support the proposal.

The Board of Directors recommends a Vote "against" Proposal 8.

PROPOSAL 8

Trillium Asset Management of 711 Atlantic Avenue, Boston, Massachusetts 02111, on behalf of Michael Lazarus, owner of 600 shares and the St. Scholastica Monastery Benedictine Sisters, 1301 South Albert Pike, Fort Smith, Arkansas 72913, owners of 1,515 shares, informed the Company that the following proposal will be presented at the meeting:

RESOLVED, that the shareholders of Ford ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.
2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:
   a. An accounting of the Company's funds that are used for political contributions or expenditures as described above;
   b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and
   c. The internal guidelines or policies, if any, governing the Company's political contributions and expenditures.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.

Stockholder Supporting Statement

As long-term shareholders of Ford, we support transparency and accountability in corporate spending on political activities. These activities include direct and indirect political contributions to candidates, political parties or political organizations; independent expenditures; or electioneering communications on behalf of a federal, state or local candidate.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with recent federal ethics legislation. Absent a system of accountability, company assets can be used for policy objectives that may be inimical to the long-term interests of and may pose risks to the company and its shareholders.

Ford contributed at least $1 million dollars in corporate funds since the 2002 election cycle. (CQ's PoliticalMoneyLine: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml.)

However, relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political contributions, including payments to trade associations and other tax exempt organizations. This would bring our Company in line with a growing number of leading companies, including Pfizer, Aetna and Amercian Electric Power that support political disclosure and accountability and present this information on their websites.

The Company's board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform.

The Board of Directors recommends a Vote "against" Proposal 8.

Corporations are prohibited under federal and many state laws from making direct or indirect contributions to candidates or political parties. The Company has a policy not to make contributions to political candidates or organizations, nor to employ its resources for the purpose of helping to elect candidates to public office, even where permitted by law.

The Company has a political action committee, the Ford Civic Action Fund (the "Fund"). All of the contributions made by the Fund are derived from voluntary employee contributions; the Company makes no contributions. The Company does, however, pay the solicitation and administrative expenses of the Fund, which are minimal, as permitted by law. Information with respect to contributions made by the Fund in connection with federal and state elections is publicly available at the Federal Election Commission and applicable state boards of election, respectively.

Where permitted by law, the Company occasionally makes contributions with respect to state and local ballot questions and referenda that have a direct impact on the Company's business (such as those dealing with local property taxes). Information with respect to contributions made in connection with ballot questions and referenda is publicly available through local boards of election.

We do not believe that the additional information requested by the proposal will add significant value for shareholders. To the extent the Proposal would cover payments to tax exempt organizations that in turn may engage in political activity, it should be noted that Ford belongs to many trade associations. These memberships provide significant benefits to the Company and shareholders. Management is aware of the political activities of these organizations and ensures that any such activities further our corporate interests and thus your interests as shareholders. To produce the detailed report requested by the proposal would require significant time and expense. The Board believes that these resources could be better utilized in moving our business forward and, consequently, does not support the proposal.

The Board of Directors recommends a Vote "against" Proposal 8.

PROPOSAL 6

Trillium Asset Management of 711 Atlantic Avenue, Boston, Massachusetts 02111, on behalf of Michael Lazarus, owner of more than $2,000 of common stock, informed the Company that the following proposal will be presented at the meeting:

RESOLVED, that the shareholders of Ford ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.
2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:
   a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above;
   b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.

Stockholder Supporting Statement

As long-term shareholders of Ford, we support transparency and accountability in corporate spending on political activities. These activities include direct and indirect political contributions to candidates, political parties or political organizations; independent expenditures; or electioneering communications on behalf of a federal, state or local candidate.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with recent federal ethics legislation. Absent a system of accountability, company assets can be used for policy objectives that may be inimical to the long-term interests of and may pose risks to the company and its shareholders.

Ford contributed at least $1 million dollars in corporate funds since the 2002 election cycle. (CQ's PoliticalMoneyLine: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml.)

However, relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political contributions, including payments to trade associations and other tax exempt organizations. This would bring our Company in line with a growing number of leading companies, including Hewlett-Packard, Aetna and American Electric Power that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform.

The Board of Directors recommends a Vote "against" Proposal 6.

Corporations are prohibited under federal and many state laws from making direct or indirect contributions to candidates or political parties. The Company has a policy not to make contributions to political candidates or organizations, nor to employ its resources for the purpose of helping to elect candidates to public office, even where permitted by law.

The Company has a political action committee, the Ford Civic Action Fund (the "Fund"). All of the contributions made by the Fund are derived from voluntary employee contributions; the Company makes no contributions. The Company does, however, pay the solicitation and administrative expenses of the Fund, which are minimal, as permitted by law. Information with respect to contributions made by the Fund in connection with federal and state elections is publicly available at the Federal Election Commission and applicable state boards of election, respectively.

Where permitted by law, the Company makes contributions with respect to state and local ballot questions and referenda that have a direct impact on the Company's business (such as those dealing with local property taxes). Information with respect to contributions made in connection with ballot questions and referenda is publicly available through local boards of election.

We do not believe that the additional information requested by the proposal will add significant value for shareholders. To the extent the Proposal would cover payments to tax exempt organizations that in turn may engage in political activity, it should be noted that Ford belongs to many trade associations. These memberships provide significant benefits to the Company and shareholders. Management is aware of the political activities of these organizations and ensures that any such activities further our corporate interests and thus your interests as shareholders. To produce the detailed report requested by the proposal would require significant time and expense. The Board believes that these resources could be better utilized in moving our business forward and, consequently, does not support the proposal.

The Board of Directors recommends a Vote "against" Proposal 6.